Filed by Celestial Seasonings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                   of the Securities and Exchange Act of 1934

                   Subject Company: Celestial Seasonings, Inc.
                           Commission File No. 0-22018

 Celestial Seasonings, Inc., a Delaware corporation ("Celestial") prepared the following slide show in connection with a conference sponsored by Adams Harkness & Hill, Inc. held on March 15, 2000:




1        [Graphic of Celestial Seasonings Logo]

2        Introduction

         Statements made during this presentation that are not historical facts, are forward looking statements, and forward looking statements necessarily involve risks and uncertainties, including, among others, seasonality, general economic conditions, consumer trends, inventory adjustments by retailers, competition, and other risks and uncertainties including our filings with the Securities and Exchange Commission.

3        Key Strategies

         1.       Strategic Segmentation of Tea
                  - Green
                  - Wellness
                  - Organic
                  - Chai
                  - Black

         2.       Extended Strategic Segmentation
                  -    Ready-to-Drink

         -        Foodservice
         -        International

4        Key Strategies (continued)

         3.       Develop one to one marketing relationship
                  - Catalog
                  - E-Commerce

         4.       Play 60 ct. for upside - No Downside

                       Deliver 25% E.P.S. Trendline Growth

5        Strategic Blueprint

         Natural Foods Model -> Segmentation Strategy -> U.S. Grocery, Mass Drug -> R-T-D Beverage Partnership;
         U.S. Food Service; Canada; Europe & Asia

6        Natural Foods

                                             Natural Foods

                                            12 wk                      52 wk

         Category                            16.9%                     16.6%
         CTEA                                 19%                      19.3%

7        Mass, Drug, Grocery

                                             Mass, Drug, Grocery $
                                                     12 wk           52 wk

         Category                                    14%               15%
         CTEA                                        16%               18%

8        Total Specialty Tea - Dollar Share

         [Graph depicting shares of specialty tea of Celestial compared to Bigelow for the period from 2/1/98 through 2/1/00.]

         Source: IRI Data 4 wks/Total US - F/D/M

9        Tea - Share Growth

         CTEA of obtained #1 share position in 3 key growth segments

                                                              CTEA

                           % of Total        CTEA             Growth in
                           Category % Share  Segment

         Green             19.7%             32.8%            104.0%
         Wellness   9.1%            44.7%              84.0%
         Organic      .4%           44.9%            173.0%

10       Total Green Tea - Dollar Share

         [Graph depicting shares of Total Green Tea of Celestial compared to Lipton for the period from 2/1/98 through 2/1/00.]

11       Total Wellness Teas - Dollar Share

         [Graph depicting unit shares of Total Wellness Tea of Celestial compared to Traditional Medicinal for the period from 2/1/98 through 2/1/00.]

12       The Tea Category is Hot

                *   Hot Tea Consumption Is On The Rise
                    - 50% of all adults report tea consumption within the past year (up from 44% in 1996)

                    - 25% of tea drinkers report they are drinking tea more often (up 10 points from 1996)


13       Green Tea News

         [Graphic of portions of Articles from the MayoClinic and the Purdue
          News]

          - Purdue University shows how Green Tea can prevent and slow cancer growth.

         -  Tea inhibits an enzyme necessary to the production of tumor cells

         -   Health experts recommend 4+ cups per day!!!

14       Green Tea

         CANCER PREVENTION

         * USDA Study 1998
              - Antioxidant capacity in Green Tea shown to be better than 22 various fruits and vegetables

         *  University of Kansas 1997

              - Green Tea attributed with 100 times the antioxidant strength of vitamin C - and 25 times the strength of Vitamin E - in protecting cell DNA from free radical damage.

         *  The Mouth Cancer Study (Chinese Academy of Preventative Medicine)

              - Green tea consumption shown to decrease mouth cancer lesions by 38%

         *  Mayo Clinic 1999

              - Green Tea shown to be a potent killer of prostate cancer cells.

         *  Purdue University Study 1998

              - Identified the mechanism of cancer cell growth inhibition by Green Tea

         *  Case Western Reserve University Study 1997

              - Epigallocatechin-3-gallate, killed cancer cells in samples of skin,lymph system and prostate tissue taken from both humans and mice


15       WEIGHT LOSS

         *  Green Tea extract

              - Administered to human subjects increased 24 hour energy expenditure by 4%, indicating that Green tea may have a stimulatory effect upon thermogenesis and fat oxidation. Study was controlled for caffeine.

         ARTHRITIS

         *  Case Western Reserve University, 1998

              - In this study, scientists found that Green Tea polyphenols delayed the onset and decreased the severity of induced arthritis in mice.

         *  Austrian Study, 1998

         -             In  vitro  study   showed  that  Green  Tea   consumption
                       decreased  the  severity  of  symptoms   associated  with
                       rheumatoid arthritis.

16       Black Tea

         *  The Rotterdam Study 1999

              - Consumption of Black Tea reduced risk of heart disease by approximately 40%

         *  The University of Toronto Study 1999

              - Tea consumption significantly decreased incidence of prostate cancer.

         *  The Harvard University Study 1999

              - Black tea consumption was shown to lower risk of heart attack by 44%

         *  The Twinings Study 1997

         - Tea flavonoids significantly reduced LDL oxidation for both Green and Black Tea

17       Antioxidant Value / per Serving

                  Red Wine          3,000
                  *Green Tea        2,609
                  *Peppermint Tea   1,269
                  *Black Tea        1,112
                  Orange Juice        720
                  Broccoli             375

         *expressed as micromole trolox equivalents per 240ml

         4-6 cups of Green Tea per day provides 25% - 30% RDI for Vitamin C. Green Tea also contains the following nutrients: manganese, fluoride, selenium, riboflavin, vitamins A, D, beta carotene

18       Category Benefit
         Tea = Healthiest Beverage
         Brand Position
         Celestial = Healthiest Tea
         Brand Differentiation
         Functional Superior Teas

19       [Graphic of packages for Celestial Seasonings Green Teas]

20       [Graphic of packages for Celestial Seasonings Wellness Teas]

21       [Graphic of Packages for Celestial Seasonings Organic Teas]

22       [Graphic of Packages for Celestial Seasonings Mountain Chai Teas]

23       [Graphic of Packages for Celestial Seasonings Functional Black Tea]

24       Kroger Model:  Share of Shelf =

                              Share of Market

                    Fiscal "Years Ending September 30th

             1996             1997              1998        1999        2000E

# of Items   21               23                26           29           33
Unit Growth  N/A              +20%              +22%         +17%        +22%
Unit Share   N/A              +35%              +36%          +40%       +45%

 As of 11/19/99, total CTEA U.S. average is 21.5 items, and 31.2% share

25       Distribution Opportunity

         A.  Grocery

                                   AVERAGE           ANY ITEM IN
         SEGMENT           ITEMS    ITEM                DIST. ACV

         Herb             Top 15    73.3%                  96.3%
         Green            Top 7     57.8%                  81.1%
         Wellness          Top 5    45.9%                   72.0%
         Organic           Top 3    13.1%                   18.3%
         Chai              Top 3    5.4%                     7.2%
         ------------
         *Source:  IRI 12 wks. ending 2/20/00

26       Grocery

                                                       Grocery Cs.
                     Grocery Cs.    Grocery ACV        @100% ACV

         Herb       2,367,000         73.3%            3,310,000
         Green      690,000           57.8%            1,294,000  2,205,000
         Wellness   331,000           45.9%            911,000
         Total                      3,388,000          5,515,000
                                                          +63%

27       Strategic Licensing Partnership

             Celestial                                   Arizona

             1.5 billion cups per year          #1 Premium R-T-D Tea

            [Graphic of Celestial              [Graphic of Several Containers
             Seasonings Red Zinger,             of Arizona Teas]
            Ginseng Energy & Green
                           Teas]

28       Five Low Risk Upside Opportunities

         1.       Functional Black Tea
         2.       Tea Segmentation Expansion

                  - Canada
                  - Foodservice
                  - Europe and Australia

         3.       Tea Segmentation R-T-D via Arizona

         4.       Celestial Direct
                  - 50K to 500K customers

         5.       Herbal Supplement Capsules
                  - 60 ct.

29       Consistent Revenue and Earnings Growth

         [Bar Graph]

         Revenue:

         1996: $73.1
         1997: $79.0
         1998: $102.2
         1999*: 114.9

         EPS:

         1996: $0.61
         1997: $0.68
         1998: $0.77
         1999*: $0.95

         * Before non-recurring items

30       Performance Graph - Celestial Seasonings

         [Chart depicts Cumulative Growth % of Celestial at 212%, S&P Foods Index 26%, S&P Bev. S.D. Index 16% and
         Wilshire 5000 Index at 70% charted from 6/97 through 3/10/00]

31       Performance Graph - Hain & Celestial

         [Chart depicts Cumulative Growth % of Hain at 470%, Celestial at 212%, S&P Foods Index at 26%, S&P Bev.
         S.D. Index at 16% and Wilshire 5000 Index at 70% charted from 6/97 through 3/10/00]

32       Hain Celestial

         *    Two of the fastest growing food & beverage companies.
         *    Creating largest Natural & Organic food company in North America
         *    Complimentary Strengths
                -        Hain strength...Natural Foods Channel  (60% rev.)
                -        Celestial strength...Grocery, Mass, Drug Channels
                         (80% rev.)
         * Critical mass to provide one-stop solution to Mass, Drug, Grocery customers.
         *    Heinz provides infrastructure for foodservice and international

33       [Graphic of Celestial Seasonings Logo]

Statements made in this Document that state the intentions, beliefs, expectations or predictions of The Hain Food Group, Celestial Seasonings, Inc. or their respective managements for the future are forward-looking statements. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in forward-looking statements is contained from time to time in filings of each of The Hain Food Group and Celestial Seasonings, Inc. with the U.S. Securities and Exchange Commission. Copies of these filings may be obtained by contacting The Hain Food Group or Celestial Seasonings, Inc. as applicable, or the SEC.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO (THE "JOINT PROXY STATEMENT/PROSPECTUS") WHICH WILL BE PREPARED BY THE HAIN FOOD GROUP AND CELESTIAL SEASONINGS, INC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN INFORMATION IMPORTANT TO INVESTORS. WHEN COMPLETED, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF EACH COMPANY. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE BY CONTACTING THE HAIN FOOD GROUP OR CELESTIAL SEASONINGS, INC. OR AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

                                                                  ###